UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Partner Communications Company Ltd.
(Name of Issuer)

American Depositary Shares, each representing one Ordinary Share, par value NIS 0.01 per share
(Title of Class of Securities)

70211M109
(CUSIP Number)

Scailex Corporation Ltd.
48 Ben Zion Galis Street
Segula Industrial Area
Petach Tikva 49277, Israel
Attn: Yahel Shachar, CEO

With a copy to:

Rona Bergman Naveh, Adv.
Gross, Kleinhendler, Hodak, Halevy & Greenberg & Co.
1 Azrieli Center, Tel-Aviv, Israel
+972-3-607-4444

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 30, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70211M109	Page 2 of 15
1	NAME OF REPORTING PERSON: Ilan Ben-Dov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 71,498,719*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 71,498,719*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 71,498,719*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.9%**
14	TYPE OF REPORTING PERSON: IN

* Ilan Ben-Dov, Ben-Dov Holdings Ltd. and Suny Electronics Ltd. may be deemed to be the beneficial owners of 69,325,593 ordinary shares of the Issuer that are owned directly by Scailex Corporation Ltd., and Ilan Ben-Dov and Ben-Dov Holdings Ltd. may be deemed to be the beneficial owners of an additional 2,173,126 ordinary shares of the Issuer that are owned directly by Suny Electronics Ltd.  Ben-Dov Holdings Ltd., a company wholly-owned by Ilan Ben-Dov, directly owns 55.16% of the ordinary shares of Suny Electronics Ltd.  Ben-Dov Holdings Ltd., together with (x) E. Ben-Dov Investments Ltd., and Harmony (Ben-Dov) Ltd. (each wholly-owned by Ilan Ben-Dov) and (y) Tao Tsuot Ltd. (an Israeli public company; Ilan Ben-Dov beneficially owns 69.66% of Tao Tsuot Ltd.’s shares) (Ben-Dov Holdings, E. Ben-Dov Investments Ltd., Harmony (Ben-Dov) Ltd. and Tao Tsuot Ltd. are collectively referred to as the “Ben-Dov Companies”), collectively own 80.56% of the ordinary shares of Suny Electronics Ltd.  However, because 8.91% of the ordinary shares of Suny Electronics Ltd. are owned by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics Ltd., the Ben-Dov Companies effectively hold 88.45% of the voting rights of Suny Electronics Ltd.  Suny Electronics Ltd. owns 78.71% of the outstanding ordinary shares of Scailex Corporation Ltd. and owns a principal amount of NIS 6,559,244 of the Series 1 Notes of Scailex Corporation Ltd. convertible into ordinary shares that immediately upon conversion would constitute 0.33% of the outstanding ordinary shares of Scailex Corporation Ltd., based on 27,945,211 ordinary shares currently outstanding.  Ilan Ben-Dov indirectly owns 3.63% of the outstanding ordinary shares of Scailex Corporation Ltd. through Ben-Dov Holdings Ltd. and indirectly owns through E. Ben-Dov Investments Ltd. and Ben-Dov Holdings Ltd. a principal amount of NIS 21,280,000 of the Series 1 Notes of Scailex Corporation Ltd. convertible into ordinary shares that immediately upon conversion would constitute 1.08% of the outstanding ordinary shares of Scailex Corporation Ltd., based on 27,945,211 ordinary shares currently outstanding.  Accordingly, Ilan Ben-Dov may be deemed to have the shared voting and dispositive power with respect to 71,498,719 ordinary shares of the Issuer in the aggregate, owned directly by Scailex Corporation Ltd. and Suny Electronics Ltd.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Ilan Ben-Dov disclaims beneficial ownership of all ordinary shares of the Issuer reported in this Schedule 13D/A, except to the extent of any pecuniary interest therein.

** In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and based on 155,645,708 ordinary shares of the Issuer outstanding as of September 30, 2012 (not taking into account 4,467,990 dormant shares of the Issuer which are held by the Issuer) (as disclosed in a Form 6-K submitted by the Issuer to the Securities and Exchange Commission on November 21, 2012).

(Page 2 of 15 Pages)

CUSIP No. 70211M109	Page 3 of 15
1	NAME OF REPORTING PERSON: Ben-Dov Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 71,498,719
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 71,498,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 71,498,719*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.9%**
14	TYPE OF REPORTING PERSON: CO

* Ilan Ben-Dov, Ben-Dov Holdings Ltd. and Suny Electronics Ltd. may be deemed to be the beneficial owners of 69,325,593 ordinary shares of the Issuer that are owned directly by Scailex Corporation Ltd., and Ilan Ben-Dov and Ben-Dov Holdings Ltd. may be deemed to be the beneficial owners of an additional 2,173,126 ordinary shares of the Issuer that are owned directly by Suny Electronics Ltd.  Ben-Dov Holdings Ltd., a company wholly-owned by Ilan Ben-Dov, directly owns 55.16% of the ordinary shares of Suny Electronics Ltd.  The Ben-Dov Companies collectively own 80.56% of the ordinary shares of Suny Electronics Ltd.  However, because 8.91% of the ordinary shares of Suny Electronics Ltd. are owned by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics Ltd., the Ben-Dov Companies effectively hold 88.45% of the voting rights of Suny Electronics Ltd.  Suny Electronics Ltd. owns 78.71% of the outstanding ordinary shares of Scailex Corporation Ltd. and owns a principal amount of NIS 6,559,244 of the Series 1 Notes of Scailex Corporation Ltd. convertible into ordinary shares that immediately upon conversion would constitute 0.33% of the outstanding ordinary shares of Scailex Corporation Ltd., based on 27,945,211 ordinary shares currently outstanding.  Ilan Ben-Dov indirectly owns 3.63% of the outstanding ordinary shares of Scailex Corporation Ltd. through Ben-Dov Holdings Ltd. and indirectly owns through E. Ben-Dov Investments Ltd. and Ben-Dov Holdings Ltd. a principal amount of NIS 21,280,000 of the Series 1 Notes of Scailex Corporation Ltd. convertible into ordinary shares that immediately upon conversion would constitute 1.08% of the outstanding ordinary shares of Scailex Corporation Ltd., based on 27,945,211 ordinary shares currently outstanding.  Accordingly, Ben-Dov Holdings Ltd. may be deemed to have the shared voting and dispositive power with respect to 71,498,719 ordinary shares of the Issuer in the aggregate, owned directly by Scailex Corporation Ltd. and Suny Electronics Ltd.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Ben-Dov Holdings Ltd. disclaims beneficial ownership of all ordinary shares of the Issuer reported in this Schedule 13D/A, except to the extent of any pecuniary interest therein.

** In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and based on 155,645,708 ordinary shares of the Issuer outstanding as of September 30, 2012 (not taking into account 4,467,990 dormant shares of the Issuer which are held by the Issuer) (as disclosed in a Form 6-K submitted by the Issuer to the Securities and Exchange Commission on November 21, 2012).

(Page 3 of 15 Pages)

CUSIP No. 70211M109	Page 4 of 15
1	NAME OF REPORTING PERSON: Suny Electronics Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 71,498,719*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 71,498,719*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 71,498,719*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.9%**
14	TYPE OF REPORTING PERSON: CO

* Ilan Ben-Dov, Ben-Dov Holdings Ltd. and Suny Electronics Ltd. may be deemed to be the beneficial owners of 69,325,593 ordinary shares of the Issuer that are owned directly by Scailex Corporation Ltd.  Suny Electronics Ltd. directly owns an additional 2,173,126 ordinary shares of the Issuer.  Ben-Dov Holdings Ltd., a company wholly-owned by Ilan Ben-Dov, directly owns 55.16% of the ordinary shares of Suny Electronics Ltd.  The Ben-Dov Companies collectively own 80.56% of the ordinary shares of Suny Electronics Ltd.  However, because 8.91% of the ordinary shares of Suny Electronics Ltd. are owned by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics Ltd., the Ben-Dov Companies effectively hold 88.45% of the voting rights of Suny Electronics Ltd.  Suny Electronics Ltd. owns 78.71% of the outstanding ordinary shares of Scailex Corporation Ltd. and owns a principal amount of NIS 6,559,244 of the Series 1 Notes of Scailex Corporation Ltd. convertible into ordinary shares that immediately upon conversion would constitute 0.33% of the outstanding ordinary shares of Scailex Corporation Ltd., based on 27,945,211 ordinary shares currently outstanding.  Ilan Ben-Dov indirectly owns 3.63% of the outstanding ordinary shares of Scailex Corporation Ltd. through Ben-Dov Holdings Ltd. and indirectly owns through E. Ben-Dov Investments Ltd. and Ben-Dov Holdings Ltd. a principal amount of NIS 21,280,000 of the Series 1 Notes of Scailex Corporation Ltd. convertible into ordinary shares that immediately upon conversion would constitute 1.08% of the outstanding ordinary shares of Scailex Corporation Ltd., based on 27,945,211 ordinary shares currently outstanding.  Accordingly, Suny Electronics Ltd. may be deemed to have the shared voting and dispositive power with respect to 71,498,719 ordinary shares of the Issuer in the aggregate, owned directly by Scailex Corporation Ltd. and Suny Electronics Ltd.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Suny Electronics Ltd. disclaims beneficial ownership of the ordinary shares of the Issuer owned by Scailex Corporation Ltd. reported in this Schedule 13D/A, except to the extent of any pecuniary interest therein.

** In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and based on 155,645,708 ordinary shares of the Issuer outstanding as of September 30, 2012 (not taking into account 4,467,990 dormant shares of the Issuer which are held by the Issuer) (as disclosed in a Form 6-K submitted by the Issuer to the Securities and Exchange Commission on November 21, 2012).

(Page 4 of 15 Pages)

CUSIP No. 70211M109	Page 5 of 15
1	NAME OF REPORTING PERSON: Scailex Corporation Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 69,325,593*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 69,325,593*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 69,325,593*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.5%**
14	TYPE OF REPORTING PERSON: CO

* Scailex Corporation Ltd. directly owns 69,325,593 ordinary shares of the Issuer.  Ben-Dov Holdings Ltd., a company wholly-owned by Ilan Ben-Dov, directly owns 55.16% of the ordinary shares of Suny Electronics Ltd.  The Ben-Dov Companies collectively own 80.56% of the ordinary shares of Suny Electronics Ltd.  However, because 8.91% of the ordinary shares of Suny Electronics Ltd. are owned by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics Ltd., the Ben-Dov Companies effectively hold 88.45% of the voting rights of Suny Electronics Ltd.  Suny Electronics Ltd. owns 78.71% of the outstanding ordinary shares of Scailex Corporation Ltd. and owns a principal amount of NIS 6,559,244 of the Series 1 Notes of Scailex Corporation Ltd. convertible into ordinary shares that immediately upon conversion would constitute 0.33% of the outstanding ordinary shares of Scailex Corporation Ltd., based on 27,945,211 ordinary shares currently outstanding.  Ilan Ben-Dov indirectly owns 3.63% of the outstanding ordinary shares of Scailex Corporation Ltd. through Ben-Dov Holdings Ltd. and indirectly owns through E. Ben-Dov Investments Ltd. and Ben-Dov Holdings Ltd. a principal amount of NIS 21,280,000 of the Series 1 Notes of Scailex Corporation Ltd. convertible into ordinary shares that immediately upon conversion would constitute 1.08% of the outstanding ordinary shares of Scailex Corporation Ltd., based on 27,945,211 ordinary shares currently outstanding.  Accordingly, Scailex Corporation Ltd. may be deemed to have the shared voting and dispositive power with respect to 69,325,593 ordinary shares of the Issuer owned directly by it.

** In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and based on 155,645,708 ordinary shares of the Issuer outstanding as of September 30, 2012 (not taking into account 4,467,990 dormant shares of the Issuer which are held by the Issuer) (as disclosed in a Form 6-K submitted by the Issuer to the Securities and Exchange Commission on November 21, 2012).

(Page 5 of 15 Pages)

The statement on Schedule 13D filed on November 12, 2009, relating to ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Partner Communications Company Ltd., a company organized under the laws of the State of Israel (the “Issuer” or “Partner”), as amended by Amendment No. 1 filed on February 23, 2012 (the statement on Schedule 13D, as amended, is referred to herein as “Schedule 13D” or the “Original Filing”) is hereby amended as set forth below by this Amendment No. 2 (this “Amendment”).  This Amendment supplements and amends the Original Filing to the extent specified herein. Capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Original Filing.

This Amendment is being filed jointly by Ilan Ben-Dov, Ben-Dov Holdings Ltd. (“Ben-Dov Holdings”), Suny Electronics Ltd. (“Suny Electronics”) and Scailex Corporation Ltd. (“Scailex” and, collectively with Ilan Ben-Dov, Ben-Dov Holdings and Suny Electronics, the “Reporting Persons”).  The agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit 1 to the Original Filing.

Item 2.   Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

Ilan Ben-Dov holds 100% of the ordinary shares of Ben-Dov Holdings, which holds 55.16% of the ordinary shares of Suny Electronics.1  Suny Electronics owns 78.71% of the ordinary shares of Scailex.2

Ilan Ben-Dov is the sole director of Ben-Dov Holdings, which has no executive officers. Suny Electronics has six directors (Ilan Ben-Dov, Ram Dviri, Yehiel Feingold, Eti Livni, Gidon Rabinovich and Yaakov Vizel) and four executive officers (Yahel Shachar, Galit Alkalay-David, Eliyahu Noah and Moshe Cohen). Scailex has six directors (Ilan Ben-Dov, Arie Ovadia, Shalom Singer, Regina Ungar, Yehiel Feingold and Yoav Biran) and five executive officers (Yahel Shachar, Galit Alkalay-David, David Piamenta, Tomer Pomerantz and Moshe Cohen).

Each of Ben-Dov Holdings, Suny Electronics and Scailex is organized under the laws of Israel. The business address of Ben-Dov Holdings, Suny Electronics and Scailex is Segula 48, Industrial Zone, Petach Tikva, Israel.

Ilan Ben-Dov, a citizen of Israel, who resides at 14 Mishmar Hagvul, Tel Aviv, is principally employed as the chairman of the board of directors of Partner, Scailex and Suny Electronics.  The principal business of Scailex is a holding company whose most substantial holding is Partner and an importer into Israel of cellular phones, tablets, accessories and spare parts, and the principal business of Suny Electronics is the holding of Partner and the importation of cellular phones, tablets, accessories and spare parts, all through Scailex.  The principal business of Ben-Dov Holdings is a holding company.

Both Suny Electronics and Scailex are traded on the Tel Aviv Stock Exchange (“TASE”).

Set forth on Schedule 1 hereto, which is incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of the directors and executive officers of each Reporting Person.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 of this Amendment, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have such entities or persons, during this period, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(1)
The Ben-Dov Companies (as defined above) collectively hold 80.56% of the ordinary shares of Suny Electronics. However, because 8.91% of the ordinary shares of Suny Electronics are held by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics, the Ben-Dov Companies effectively own 88.45% of the outstanding shares of Suny Electronics.

(2)
Ben Dov Holdings Ltd, wholly-owned by Ilan Ben-Dov, holds an additional 3.63% of the ordinary shares of Scailex.  Ilan Ben-Dov also owns through E. Ben-Dov Investments Ltd. and Ben-Dov Holdings Ltd. a principal amount of NIS 21,280,000 of the Series 1 Notes of Scailex convertible into ordinary shares that immediately upon conversion would constitute 1.08% of the outstanding ordinary shares of Scailex, based on 27,945,211 ordinary shares currently outstanding.

(Page 6 of 15 Pages)

Item 3.   Source and Amount of Funds or Other Consideration.

The Bond Offering section of Item 3 of Schedule 13D is amended by adding the following paragraph:

On October 29, 2012, Scailex signed an agreement with representatives of the Series A – D, F –J, and 1 Bonds pursuant to which the parties agreed to conduct discussions and consultation during the Interim Period (defined below) with respect to Scailex, the status of its business and its plans to strengthen its capital and debt structure.  The “Interim Period” means a period ending on the earliest to occur of (i) December 31, 2012, (ii)  the date on which any trustee notifies Scailex in writing of the termination of contacts, (iii) seven days after Scailex notifies the trustees of the termination of contacts and (iv) the date on which actions and/or steps and/or legal actions are taken against Scailex (including the sending of a letter demanding immediate repayment of its debt or a material portion thereof) by the representatives and/or bondholders and/or trustees and/or other creditors and/or anyone on their behalf.  Scaliex agreed that, during the Interim Period, it shall not carry out any of the following actions without obtaining the prior written approval of the trustee, unless such action (a) is made in the ordinary course of business of Scailex and/or (b) following seven days as of the date on which an immediate report with respect to such action was published by Scailex: (i) make payments (or act to cause its subsidiaries to make payments) to its controlling shareholder or companies under its control, subject to certain limitations, (ii) enter into (or cause companies under its control to enter into) agreements that would require it to dispose of its material assets without 10 days’ notice to the representatives and the trustee, subject to certain limitations, or (iii) execute any transaction with its controlling shareholder or in which its controlling shareholder has a personal interest without prior written approval of the trustee.  The foregoing was not intended to limit Partner in any way.

Item 4.   Purpose of Transaction.

Item 4 of Schedule 13D is amended by adding the following paragraphs:

June 5, 2012 Agreement

On June 5, 2012, Scailex entered into an agreement (the “Purchase Agreement”) with Persall Pte. Ltd., a company incorporated in Singapore and part of the Hutchison Group (the “Hutchison Purchaser”); Kelburgh Pte. Ltd., a company incorporated in Singapore and held by Li Ka-Shing Foundation Limited (together with the Hutchinson Purchaser, the “Purchasers”); and Suny Electronics. Pursuant to the Purchase Agreement, the Purchasers agreed to purchase from Suny Electronics 75% of the issued and outstanding share capital of Scailex (on a fully diluted basis) for an aggregate consideration of US$125 million.  On August 20, 2012, the Hutchison Purchasers sent to Scailex and Suny Electronics a joint notice terminating the Purchase Agreement.  On November 6, 2012, Scailex, Suny Electronics and the Hutchison Purchasers signed a mutual release letter, pursuant to which Scailex and the Hutchison Purchasers, and Suny Electronics and the Hutchison Purchasers, mutually, unconditionally and irrevocably released and waived any and all claims and demands against the other respective party, arising from or related to the Purchase Agreement and/or the termination thereof.

November 30, 2012 Agreements

On November 30, 2012, Scailex entered into a share purchase agreement (the “SPA”) with S.B. Israel Telecom Ltd., an Israeli special-purpose vehicle and an affiliate of Saban Capital Group (the “Buyer”), pursuant to which Scailex has agreed to sell to Buyer up to a total of 47,833,333 Ordinary Shares (the “Purchased Shares”), constituting approximately 30.73% of the outstanding Ordinary Shares, in consideration for debt assumption, cash payments, and right to receive dividends, as more fully described below (the “Transaction”).

As part of the Transaction, on the Closing Date (as defined below) and pursuant to the terms of the Assignment Agreement (as defined below), Buyer will assume the loan in the original principal amount of US$300 million (the “Advent Loan”) that was provided to Scailex by Advent Investment Pte. Ltd., a Singapore corporation controlled by the Hutchison Group (“Advent”), and in connection with which Scailex issued Series E Notes to Advent.  As a result of the assumption by Buyer of the Advent Loan, Scailex will be fully released from any indebtedness in respect of the Advent Loan.  Scailex has agreed to pay all accrued interest in connection with the Advent Loan until the Closing Date.  On the Closing Date, Buyer will also pay to Scailex NIS250 million in cash (the “Cash Payment”).  In addition, Scailex will retain the right to receive dividends out of Partner’s distributable profits as of December 31, 2012, with respect to the Purchased Shares in the amount of up to approximately NIS115 million, subject to the conditions of the SPA (the “Dividend Amount”).  The Dividend Amount reflects a dividend per share of NIS2.56994 in respect of each of the Purchased Shares and will be reduced proportionately insofar as Partner’s total distributable profits as of December 31, 2012 are below NIS400 million.

(Page 7 of 15 Pages)

The SPA

Pursuant to the SPA, on the closing date, which is to occur no later than three business days after the satisfaction or waiver of the conditions precedent set forth in the SPA (the “Closing Date”), Scailex will transfer to Buyer 44,850,000 Ordinary Shares, constituting approximately 28.82% of the outstanding Ordinary Shares.  In consideration therefor, Buyer will assume the Advent Loan pursuant to the terms of the Assignment Agreement and  pay the Cash Payment.  Either on the Closing Date or on one or more subsequent dates (each, a “Deferred Closing Date”) Scailex will sell and transfer to Buyer up to 2,983,333 additional Ordinary Shares, constituting approximately 1.92% of the outstanding Ordinary Shares (“Additional Purchased Shares”).  Such Additional Purchased Shares will be transferred to Buyer on a pro rata basis and concurrent with the receipt by Scailex of any Dividend Amount.

Out of the Ordinary Shares held by Scailex, (a) 24,380,739 Ordinary Shares, constituting approximately 15.7% of Partner’s share capital, are pledged in favor of the trustees for the holders of Scailex’s notes (Series A through D and F) (the “Secured Public Notes”); (b) 19,056,720 Ordinary Shares, constituting approximately 12.2% of Partner’s outstanding shares, are pledged in favor of the trustee for the Advent Loan (the “Advent’s Pledged Shares”); and (c) 25,888,134 Ordinary Shares, constituting approximately 16.6% of Partner’s outstanding shares, are free and clear of any lien (the “Unencumbered Shares”).  The Purchased Shares include Advent’s Pledged Shares and the Unencumbered Shares, and the Additional Purchased Shares (which are to be free and clear of any lien) will be comprised of Ordinary Shares that Scailex will acquire on the market and/or as a result of removal of a lien in favor of the holders of the Secured Public Notes as a result of repurchases of these notes.  In any event, apart from Advent’s Pledged Shares (to be transferred along with the existing lien on them in favor of Advent), the shares to be transferred pursuant to the SPA are to be free and clear of any liens.

Execution of the SPA may have triggered a tag-along right held by Bank Leumi le-Israel Ltd. (“BLL”) vis-à-vis Scailex.  If BLL seeks to sell any of the Ordinary Shares that it holds, then Buyer will be required to purchase the first 3,166,667 Ordinary Shares from BLL.  Insofar as BLL seeks to sell in excess of 3,166,667 Ordinary Shares, then Scailex and Buyer will each severally purchase 50% of such additional Ordinary Shares. The obligation of Buyer and Scailex to acquire any such shares is conditioned upon the terms of such purchase being acceptable to Scailex and Buyer. In no event will Buyer and Scailex be required to purchase from BLL more than 5,300,000 Ordinary Shares in connection with the exercise of BLL’s tag-along right.

Immediately following completion of the Transaction and assuming Buyer will not be required to purchase Ordinary Shares from BLL as specified in the preceding paragraph, Scailex and Buyer are expected to hold approximately 15.73% and approximately 28.82% of Partner’s outstanding shares, respectively, and Suny Electronics, which is not a party to the Transaction, is expected to hold 1.4% of Partner’s outstanding shares (assuming no change in its holdings prior to the Closing Date).  Immediately following the completion of the acquisition of all Additional Purchased Shares, Scailex and Buyer are expected to hold approximately 13.81% and approximately 30.73% of Partner’s outstanding shares, respectively, and Suny Electronics is expected to hold 1.4% of Partner’s outstanding shares (assuming no change in its holdings prior to any Deferred Closing Date). Immediately following completion of the Transaction, Scailex, Buyer and Suny Electronics are expected to hold in the aggregate approximately 45.94% of Partner’s outstanding shares.

Until the Closing Date, Scailex will, inter alia, refrain from any negotiations, from the solicitation of any proposals, and from entering into any agreement or executing a transaction with any third party relating to the Purchased Shares (or other rights in Partner’s share capital) or in relation to the Advent Loan or any material assets of Partner; subject to any applicable law; exercise its rights as a shareholder of Partner; and, in its capacity as a shareholder of Partner, ensure that Partner shall conduct its businesses in the ordinary course of business (subject to certain exceptions set forth in the SPA).

The consummation of the Transaction is subject to the satisfaction or waiver of various conditions, the principal ones being as follows: (a) the receipt of certain third-party consents, including: the Ministry of Communications (required pursuant to the licenses under which Partner operates); the Antitrust Commissioner ; the holders of the public notes of Scailex; the Hutchison Group; Mizrahi Tefahot Bank Ltd.; (b) no injunction has been issued or amendment of law has occurred that prohibits the consummation of the Transaction or that permits the consummation of the Transaction but on terms not contained in, and materially different from, the terms of the SPA; (c) tax pre-ruling in relation to Buyer (only if the Closing Date occurs within 30 days after the signing of the SPA); (d) all conditions precedent for the consummation of the Assignment Agreement have been fulfilled or duly waived; (e) completion of a due diligence process by Buyer by December 27, 2012 regarding Scailex and Partner, in such manner that no Material DD Findings, as defined in the SPA, shall have been discovered; (f) no Material Adverse Effect, as defined in the SPA, and no breach of undertakings to a material extent or acceleration of a debt of Partner has occurred; (g) removal of the liens on the Purchased Shares (apart from the lien on Advent’s Pledged Shares), if any; (h) nomination, election and appointment of directors to Partner’s board of directors pursuant to the Shareholders’ Agreement (as defined below), as specified below; (i) the accuracy of the representations of the parties in all material respects at the Closing Date (except for certain fundamental representations which must be true in all respects); and (j) the material compliance by the parties with their respective undertakings under the SPA until the Closing Date.

(Page 8 of 15 Pages)

Scailex has undertaken to indemnify Buyer in respect of damages incurred by Buyer as a result of or related to a breach of any representations made by Scailex in the SPA with respect to Scailex and Partner. Scailex will not be required to indemnify Buyer until the total of the accumulated damages incurred by Buyer exceeds US$1.5 million, in which event Scailex will be liable for the full amount of such damages, subject to a maximum amount of US$60 million; all subject to the dates, periods of limitation, exceptions, procedures, exclusions and other terms set forth in the SPA.

The SPA may be terminated: (a) with the consent of the parties; (b) by Scailex or Buyer, as follows: (1) if the SPA is not consummated by February 7, 2013 (the “Deadline”), provided that the Deadline will automatically be extended until March 27, 2013 if approval from the Ministry of Communications and/or the Antitrust Commissioner (to the extent required) is not received by the Deadline; (2) if a government authority prevents the consummation of the SPA; (3) if any required third-party consent includes a term that materially and adversely impacts Partner’s businesses or the ability of Scailex or Buyer to consummate the SPA; (c) by Buyer, if Scailex materially failed to fulfill any of its covenants or agreements under the SPA, or if any representation by Scailex under the SPA has become materially inaccurate, and this could suffice to prevent the fulfillment of the conditions precedent, subject to a 30-day cure period, if applicable; (d) by Scailex, if Buyer materially failed to fulfill any of its covenants or agreements under the SPA, or if any representation made by Buyer under the SPA has become materially inaccurate, and this could suffice to prevent the fulfillment of the conditions precedent, subject to a 30-day cure period, if applicable; all subject to the conditions and circumstances specified in the SPA.

Mutual Waiver and Release and Confirmation and Undertaking Letter in Connection with Advent Loan Assignment Agreement

Concurrently with the signing of the SPA, Buyer and Advent (including an additional party in the Hutchison Group) entered into an assignment agreement regulating the relations between Buyer and Advent with respect to the assignment of the Advent Loan (the “Assignment Agreement”). The consummation of the Assignment Agreement and the consummation of the SPA are interdependent and are to be executed simultaneously.

Scailex and Advent agreed to sign a mutual waiver and release document on the Closing Date, pursuant to which Scailex and Advent will each irrevocably and unconditionally waive towards each other and any party on its behalf, any claim or allegation between them relating to the Advent Loan (the “Mutual Waiver”).  The Mutual Waiver will be subject to the consummation of the SPA and the Assignment Agreement, and will be in effect as of the Closing Date.  The Mutual Waiver shall be void ab initio if the Assignment Agreement or the SPA is cancelled or becomes invalid as a result of a judicial proceeding.

On November 30, 2012, Scailex also signed a confirmation and undertaking letter (the “Undertakings Letter”), which includes the following undertakings vis-à-vis Advent, which are to become effective on the Closing Date: (a) Scailex approves execution of the Assignment Agreement and its consummation; (b) Scailex will not assume any financial liability not in the ordinary course of its business until the earlier of one business day after the Closing Date or 10 business days after the Assignment Agreement is duly cancelled; (c) Scailex will convene general meetings of holders of Scailex’s public notes (Series A through D, F through I and Series 1) by no later than December 25, 2012 to approve the SPA and the assignment of the Advent Loan; and (d) insofar as the consent of the holders of the public notes is not received prior to December 25, 2012, and if proceedings, including liquidation or settlement proceedings, are instituted against Scailex or are threatened to be immediately instituted, Scailex will cooperate with Buyer and Advent with respect to the filing of a motion to the court to approve the Assignment Agreement or an arrangement similar thereto.

(Page 9 of 15 Pages)

Shareholders’ Agreement

Scailex and Buyer will sign a shareholders’ agreement effective as of the Closing Date with respect to their holdings of Ordinary Shares, regulating their mutual agreement relative to Partner (the “Shareholders’ Agreement”).  Subject to applicable law, under the Shareholders’ Agreement, Scailex and Buyer will agree to hold a preliminary meeting to coordinate a uniform vote in advance of each shareholders’ meeting of Partner.  This arrangement will apply so long as Buyer and its affiliates hold more Ordinary Shares than Scailex, its affiliates and any third party to whom Scailex sells 5% or more of the outstanding shares of Partner, and which shall be joined to the Shareholders’ Agreement (“Joining Third Party”).  Decisions pursuant to the Shareholders’ Agreement are to be made by a simple majority of the voting rights in Partner held by the Buyer, Scailex, their respective affiliates and any Joining Third Parties.  Under the Shareholders’ Agreement, the parties will agree to vote in favor of the following items:  the appointment of members to Partner’s board of directors in accordance with the composition specified in the Shareholders’ Agreement; the execution of particular amendments to Partner’s Articles of Association described in the Shareholders’ Agreement; the approval of management agreements between Buyer and/or its affiliates and Partner; the approval of a registration rights agreement between Scailex, Buyer and Partner, pursuant to which Scailex and Buyer will be entitled to demand particular rights from Partner with respect to the registration of Partner shares under applicable U.S. securities laws; the approval of run-off insurance for incumbent officers of Partner prior to the Closing Date; and the approval of a release, indemnity and insurance for officers of Partner who shall be holding office after the Closing Date.  In addition, the parties will agree to vote against the adoption of any resolution or material amendment thereto not discussed at the relevant preliminary meeting.

The Shareholders’ Agreement will further provide that so long as Scailex and its affiliates cumulatively hold at least 10% of Partner’s outstanding shares, subject to applicable law, Buyer and its affiliates will not be allowed to approve any of the following actions during Partner’s general meeting without receipt of Scailex’s written consent: (a) a material change in Partner’s line of business, or entry into a material new line of business; (b) a merger of Partner with a communications service-provider, or the acquisition thereof by Partner in a transaction valued in excess of US$ 250 million; (c) the initiation of liquidation or dissolution proceedings, or a stay of proceedings or a creditors’ arrangement; (d) transactions with interested parties, apart from the management agreements, a purchase of shares within the scope of a rights offering in Partner, a pro-rata receipt  of dividends or distributions or a new registration rights agreement; (e) a change in Partner’s share capital that has a material and disproportionate adverse impact on Scailex’s rights to Partner shares, or issuance of a class of shares (or similar security) senior to the Partner shares; (f) voluntary delisting of Partner shares from the Tel-Aviv Stock Exchange Ltd.; and (g) amendments to Partner’s Articles of Association that have a material and disproportionate adverse impact on Scailex’s rights.

Scailex and Buyer will also agree to vote their respective Ordinary Shares (including at an annual or special meeting of Partner’s shareholders) and to take all necessary actions to ensure that the composition of Partner’s board of directors will be as follows: (a) the majority of the members of the Board of Directors will be candidates recommended by Buyer; (b) the number of members of the Board of Directors who will be candidates recommended by Scailex will be determined according to the percentage holdings of Partner’s share capital by Scailex and its affiliates, as follows: two members, if Scailex and its affiliates hold  at least 10%; one member, if Scailex and its affiliates hold at least 5% but not more than 10%; provided that the composition of Partner’s board of directors as stated above in subclauses (a) and (b) will not derogate from Scailex’s right to be involved in the appointment of an “Israeli director” of Partner by Partner shareholders that are classified as “Israeli entities”.  In addition, so long as Scailex is entitled to appoint at least one director, at least one director recommended by Scailex will be appointed as a member of each of the committees of Partner’s board of directors.  The Shareholders’ Agreement also provides that the chairman of Partner’s board of directors will be elected by a majority of the board members and will not have a casting vote.  The provisions described in this paragraph will be rescinded on the date that Scailex and its affiliates own more Ordinary Shares than Buyer and its affiliates.

Under the terms of the Shareholders’ Agreement, Scailex will be prohibited from transferring any Ordinary Shares held by Scailex and its affiliates, other than in accordance with the provisions of the Shareholders’ Agreement.  Pursuant to the Shareholders’ Agreement, Buyer will have a right of first offer in the event Scailex or its affiliates seek to transfer at least 5% of Ordinary Shares to a third party, and if Buyer does not exercise its right of first offer, it will have a right to match with respect to the offered shares in the event an offer from a third party is made, all subject to the terms and circumstances set forth in the Shareholders’ Agreement.  The above right of first offer and right to match will not apply in connection with: (a) a distribution "in blocks" of Ordinary Shares on the open market; (b) a sale of Ordinary Shares on the open market; (c) a transfer of Ordinary Shares to a party controlled by Scailex (and which will join Scailex as a party to the agreement); (d) a pledge of Ordinary Shares in connection with the assumption of a debt and/or in connection with a guarantee given in favor of an affiliate of Scailex; or (e) any sale to a third party by Scailex or any of its affiliates of less than 5% of Ordinary Shares during a consecutive 12-month period.

(Page 10 of 15 Pages)

The Shareholders’ Agreement (a) may be terminated (i) by Buyer, in the event of a change in control or insolvency or entry into an insolvency proceeding of Scailex; or (ii) by Scailex due to reasonable reasons, in the event of a change in control over Buyer or insolvency or entry into an insolvency proceeding of Buyer; (b) will automatically terminate in the event that either of Scailex and its affiliates, or Buyer and its affiliates, cumulatively hold less than 5% of Partner’s share capital; and (c) may be terminated by Scailex or by Buyer, and for any reason, in the event that Scailex and its affiliates own more Partner shares than Buyer and its affiliates.

The Reporting Persons intend to review their investment in the Issuer on a regular basis.  Subject to the terms of the SPA and, when executed, the Shareholders’ Agreement, the Reporting Persons reserve the right to, without limitation, purchase, hold, vote, trade, dispose of or otherwise deal in Ordinary Shares, in open market or private transactions, block sales or purchases or otherwise, and at such times as they deem advisable to benefit from, among other things, changes in market prices of Ordinary Shares, changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer.  In order to evaluate their investment, the Reporting Persons may routinely monitor the Issuer’s share price, business, assets, operations, financial condition, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.  Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, other investors and any applicable governmental agencies.  Such factors and discussions may materially affect the Reporting Persons’ investment purpose and, subject to the terms of the SPA and, when executed, the Shareholders’ Agreement, may result in the Reporting Persons’ modifying their ownership of Ordinary Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Further, subject to the terms of the SPA and, when executed, the Shareholders’ Agreement, the Reporting Persons reserve the right to revise their plans or intentions and/or to formulate other plans and/or make other proposals, and take any and all actions with respect to their investment in the Issuer as they may deem appropriate, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Ordinary Shares or dispose of some or all of the Ordinary Shares beneficially owned by them, in open market or private transactions, block sales or purchases or otherwise, in each case, to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions and subsequent developments affecting the Issuer.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

The foregoing description of the SPA, the Mutual Waiver and the Shareholders' Agreement is qualified in its entirety by reference to the full text of such agreements, which are incorporated by reference herein.

Receipt of Various Third-Party Consents

Certain of the conditions precedent set forth in the SPA were satisfied on or around December 24, 2012.  In particular, the holders of the public notes of Scailex and Mizrahi Tefahot Bank Ltd. have consented to the transaction.  In addition, it was clarified that the transaction is not required to be reported to the Antitrust Commissioner and therefore does not require its consent.

(Page 11 of 15 Pages)

Item 5.   Interest in Securities of the Issuer.Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b): As of the date hereof, Scailex is the direct beneficial owner of 69,325,593 Ordinary Shares, constituting approximately 44.5% of the total number of outstanding Ordinary Shares.  Scailex has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all of the Ordinary Shares owned by Scailex.

Suny Electronics may be deemed to be the beneficial owner of 71,498,719 Ordinary Shares, constituting approximately 45.9% of the total number of outstanding Ordinary Shares, consisting of 2,173,126 Ordinary Shares directly owned by Suny Electronics and 69,325,593 Ordinary Shares directly owned by Scailex of which Suny Electronics may be deemed to be the beneficial owner.  Suny Electronics has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares owned by Scailex and Suny Electronics.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Suny Electronics disclaims beneficial ownership of the Ordinary Shares owned by Scailex reported herein, except to the extent of any pecuniary interest therein.

Ilan Ben-Dov and Ben-Dov Holdings may each be deemed to be the beneficial owner of 71,498,719 Ordinary Shares, constituting approximately 45.9% of the total number of outstanding Ordinary Shares, consisting of 2,173,126 Ordinary Shares directly owned by Suny Electronics and 69,325,593 Ordinary Shares directly owned by Scailex. Each of Ilan Ben-Dov and Ben-Dov Holdings has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares directly owned by Scailex and Suny Electronics. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of Ilan Ben-Dov and Ben-Dov Holdings disclaims beneficial ownership of all Ordinary Shares reported herein, except to the extent of any pecuniary interest therein.

The Reporting Persons have acted in concert in connection with the transaction described herein. Consequently, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act.

(c) Except as set forth herein, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 above has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

Percentages set forth herein were calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and based on 155,645,708 Ordinary Shares outstanding as of September 30, 2012 (not taking into account 4,467,990 dormant Ordinary Shares which are held by Partner) (as disclosed in a Form 6-K submitted by the Issuer to the Securities and Exchange Commission on November 21, 2012).

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of Schedule 13D is amended by adding the following paragraphs:

In connection with the Transaction described in Item 4 above, on November 30, 2012, Scailex entered into the SPA with the Buyer, and agreed with the Buyer to sign the Shareholders’ Agreement on the Closing Date.  Further, Scailex executed a Confirmation and Undertaking to Advent and agreed with Advent to sign the Mutual Waiver on the Closing Date.  These arrangements are more fully described in Item 4 above, which disclosure is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

Item 7 is amended by adding the following Exhibits which are filed herewith:

26. Share Purchase Agreement by and between Scailex Corporation Ltd. and S.B. Israel Telecom Ltd., dated November 30, 2012, including the form of Shareholders Agreement to be signed at the closing of the transactions contemplated by the Share Purchase Agreement.

27. Scailex Corporation Ltd. Confirmation and Undertaking to Advent Investments Pte Ltd., dated November 30, 2011.

28. Form of Mutual Waiver and Release by and between Advent Investment Pte Ltd. and Scailex Corporation to be signed at the closing of the transactions contemplated by the Share Purchase Agreement.

(Page 12 of 15 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 30, 2012

SCAILEX CORPORATION LTD. By: /s/ Yahel Shachar Yahel Shachar Chief Executive Officer By: /s/ Galit Alkalay-David Galit Alkalay-David Chief Financial Officer
SUNY ELECTRONICS LTD. By: /s/ Yahel Shachar Yahel Shachar Chief Executive Officer By: /s/ Galit Alkalay-David Galit Alkalay-David Chief Financial Officer
BEN-DOV HOLDINGS LTD. By: /s/ Ilan Ben-Dov Ilan Ben-Dov Director
ILAN BEN-DOV /s/ Ilan Ben-Dov

(Page 13 of 15 Pages)

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

      Set forth below is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of each Reporting Person that is an entity. Each of the persons named below is a citizen of Israel. The addresses of Scailex Corporation Ltd. (“Scailex”) and Suny Electronics Ltd. (“Suny Electronics”) are set forth in Item 2.  The name of each person who is a director of the applicable Reporting Person is marked with an asterisk.

Name and Business Address	Principal Occupation or Employment

Yahel Shachar c/o Scailex Corporation Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel	CEO of Scailex and Suny Electronics

Galit Alkalay c/o Scailex Corporation Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel	CFO of Scailex and Suny Electronics

David Piamenta c/o Scailex Corporation Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel	Cellular Operators Field Manager of Scailex

Tomer Pomerantz c/o Scailex Corporation Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel	Investments Manager of Scailex

Moshe Cohen c/o Scailex Corporation Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel
Internal Auditor of Scailex
Internal Auditor of Suny Electronics
(Although Moshe Cohen is internal auditor of both Scailex and Suny Electronics, he is not an employee of either company.  Rather, he is a partner at the accounting firm of Chaikin, Cohen, Rubin & Co., Kiryat Atidim, Building #4, POB 58143, Tel Aviv, Israel.)

Ilan Ben-Dov1 *

Ram Dviri * 16 Sharet St. Tel-Aviv, Israel	Owner and CEO of Decoram Ltd. 1 De-Haz St. Tel-Aviv, Israel

Gidon Rabinovich * 14 Rozov St. Tel-Aviv, Israel	CPA -Owner of a real estate development and construction company, mainly in the field of residential projects. -Business and financial consulting.

1 Information regarding Ilan Ben-Dov is provided in Item 2.

(Page 14 of 15 Pages)

Yaakov Vizel * Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel	CEO of Derech Halotus Ltd. Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel

Eliyahu Noah * Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel	Accountant of Suny Electronics

Yehiel Feingold * 6 Neurim, Kfar Saba	Consultant 6 Neurim, Kfar Saba

Eti Livni * 122 Wingate St. Herzeliya, Israel	Attorney, Director in various companies. Self employed. 8 Aba Even St. Herzeliya, Israel

Shalom Singer * 11 Shlomo Ben Yosef, Tel Aviv	Director and consultant in various companies. Managing Partner at Singer Meister Ltd. 7 Zabotinsky St. (Aviv Tower) Ramat-Gan, Israel

Yoav Biran * 3/4 Oved St. Jerusalem, Israel	Retired

Regina Ungar * 21 Ha’arbaa St., Tel Aviv	CEO of KMN Holdings Ltd. Isal Amlat Investments (1993) Ltd. 20 Lincolen St. (Beit Rubinshtein) Tel Aviv, Israel

Arie Ovadia * 11 Hashomer, Raanana	Partner and manager of Shemrok Israel Support Fund Consultants Ltd. (support fund) 23 Menachem Begin St., Tel Aviv, Israel

(Page 15 of 15 Pages)